KALU SEASONING BLENDS
PROFIT & LOSS STATEMENT
JANUARY - DECEMBER 2020

	2020
Sales	$ 51,148
Total Revenue	*$ 51,148*
Expenses	
Inventory purchases	$ 9,399
Advertising	$ 1,245
Insurance	$ 798
Salaries	$ 4,039
Utilities	$ 1,322
Car & Truck exp	$ 1,567
Depreciation	$ 6,134
Office exp	$ 2,171
Spoilage & wasteage	$ -
Taxes & Licenses	$ 2,339
Rent	$ 6,633
Total Expenses	*$ 35,647*
Net Profit	**$ 15,501**

KALU SEASONING BLENDS		
BALANCE SHEET		
AS AT DECEMBER 2020		
Year		**2020**
Cash	$	74,035
Fixed Assets	$	31,970
Dep (Accum)	$	(8,690)
Total Assets	$	**97,315**
Liabilities		
Accounts Payable	$	-
Accrued wages		
Total Liability	$	**-**
Owners Investment	$	77,000
Distributions	$	-
Total Owners Investment	$	**77,000**
Retained Earnings	$	4,814
Net Income (loss)	$	15,501
Total Equity	$	*20,315*
Total Owners Equity & Liabilities	$	**97,315**

$ -

KALU SEASONING BLENDS
STATEMENT OF CASH FLOWS
JANUARY - DECEMBER 2020

	Year	2020
CASH FROM OPERATING ACTIVITIES		
Net Operating Earnings	$	15,501
Plus Depreciation	$	6,134
NET CASH PROVIDED BY OPERATING ACTIVITIES	*$*	*21,635*
CASH FROM INVESTING ACTIVITIES		
Investment in property & equipment	$	-
NET CASH FROM INVESTING ACTIVITIES	*$*	*-*
CASH FROM FINANCING ACTIVITIES		
Issuanace (repayment of Equity)		
NET CASH FROM FINANCING ACTIVITIES	*$*	*-*
Net Increase in cash	*$*	*21,635*
Openning Cash Balance	*$*	*52,400*
Closing Cash Balance	**$**	**74,035**